UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 7 )*

BVR TECHNOLOGIES LTD.

(Name of Issuer)

Ordinary Shares, nominal value 0.50 New Israeli Shekels per Share

(Title of class of Securities)

M20514 10 1

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP NO. M20514 10 1	13G	Page 2 of 4 Pages

1	NAME OR REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Yaron Sheinman (no social security number)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Ordinary Shares
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 0 Ordinary Shares
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. M20514 10 1	13G	Page 3 of 4 Pages

Item 1.

(a)	BVR Technologies Ltd.

(b)	1 Azrieli Center, Round Building, 46th Floor, Tel Aviv, Israel

Item 2.

(a)	Yaron Sheinman

(b)	1 Azrieli Center, Round Building, 46th Floor, Tel Aviv, Israel

(c)	Israel

(d)	Ordinary Shares, nominal value 0.50 New Israeli Shekels per Share

(e)	M20514 10 1

Item 3.

Not applicable.

Item 4.	Ownership.

(a)	0 Ordinary Shares

(b)	0%

(c)	(i)	0 Ordinary Shares

(ii)	None

(iii)	0 Ordinary Shares

(iv)	None

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities , check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP NO. M20514 10 1	13G	Page 4 of 4 Pages

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2004 —————————————— Date

(-) —————————————— Signature

Yaron Sheinman —————————————— Name/Title